File: 082-04144

November 11, 2002

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the release of financial statements as of and for the period ending 30.09.2002 prepared in accordance with the requirements of the Capital Markets Board of Turkey.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

12/12

File: 082-04144

FOR GENERAL RELEASE TO THE PUBLIC
NOVEMBER 4TH, 2002

Anadolu Efes ("AEFES.IS") has announced its financial statements as of and for the period ending on September 30th 2002, prepared in accordance with the requirements of the Capital Markets Board ("CMB") of Turkey.

- Anadolu Efes Biracılık ve Malt Sanayi A.Ş., which conducts the brewing and malting operations of Efes Beverage Group in Turkey has announced its financial statements as of and for the period ending on September 30th 2002, prepared in accordance with the requirements of CMB.
- Anadolu Efes, with 9.1 million hectolitres of annual brewing capacity with 5 breweries and 100,000 tons of malt production capacity with two malteries, is the leader of the Turkish beer market. The Company is also the largest shareholder of the rapidly growing international beer and Coca-Cola operations of the Efes Beverage Group.
- Based on the requirements of CMB, announced financial statements only represent the performance of Anadolu Efes individually and do not include the consolidation of any of its subsidiaries. Likewise, the results are not inflation adjusted.
- Sales volume of Anadolu Efes in 1H2002, including Turkey originated exports, grew by 2.8% whereas in 3Q2002 the growth further accelerated to 3.1%, despite an unusually wet season. As a result, sales volumes, including Turkey originated exports, for the 9 months period ending on September 30th 2002 reached approximately 498.6 million litres, posting a 2.9% growth.
- Net sales revenues and cash operating profit was realised as 244.6 trillion TL and 90.9 trillion TL respectively. Anadolu Efes also posted a net profit of 28.9 trillion TL as of 3Q 2002 vs. a loss of 17.3 trillion TL as of 3Q 2001.
- Efes Beverage Group currently has 4 breweries outside Turkey, in Moscow-Russia, Karaganda-Kazakhstan, Ploiesti-Romania and Odessa-Ukraine. The Group also operates malt production facilities in Moscow and Karaganda. The total annual brewing capacity of the Group's international beer operations sum up to approximately 4.7 million hectolitres and annual malt production capacity is 50,000 tonnes. The Group is currently building two new breweries in Rostov-Russia and Almaty-Kazakhstan that will increase its international brewing capacity to 6.3 million hectolitres in early 2003.
- International beer operations, conducted through Efes Breweries International B.V. (EBI), an 87% subsidiary of Anadolu Efes, continued to grow rapidly and posted 27% sales volume growth for the period ending on September 30th 2002. The share of the international beer sales volume (including the contribution of Efes branded sales, Turkish originated exports and other branded sales) as of end of 3Q 2002 has increased to 36% of the total beer sales of the Group vs. 32% as of end of 3Q 2001.
- EBI holds key positions in the markets in which it operates. As of September 2002, Stary Melnik and Efes Pilsener leads the local and licensed premium segments in the Russian beer market with 21% and 22% share by volume respectively, and EBI is also the leader of the Kazakh beer market with a 20% market share by volume, according to market research conducted by AC Nielsen.
- Efes Beverage Group and Warsteiner Brauerei Haus Cramer, one of Germany's foremost brewers, signed an agreement regarding the licensed production, marketing and distribution of the "Warsteiner Premium Verum" brand in the Russian Federation. "Warsteiner Premium Verum" is the best selling premium beer in Germany and will initially be presented to the Russian consumers with a packaging portfolio including the special 50cl. and 33cl. non-returnable glass bottles and 30lt. kegs.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent	Mr. Hurşit Zorlu	Mr. Orhun Köstem
(CEO & President)	(Chief Financial Officer)	(Investor Relations Manager)
tel: 90 216 586 80 14	tel: 90 216 586 80 32	tel: 90 216 586 80 38
facsimile: 90 216 586 80 16	facsimile: 90 216 389 58 63	facsimile: 90 216 389 58 63

FOR GENERAL RELEASE TO THE PUBLIC
NOVEMBER 4TH, 2002

- Efes Beverage Group also operates Coca-Cola franchises in 4 Central Asian countries, Kazakhstan, Azerbaijan, Kyrgyzstan and Turkmenistan through Efes Sınai Yatırım Holding A.Ş. ("Efes Invest"), a 52% subsidiary of Anadolu Efes listed both in Istanbul and London Stock Exchanges. For the period ending on September 30th 2002, the total sales volume in the Kazakhstan, Azerbaijan and Kyrgyzstan franchises, that Efes Invest fully consolidates, grew by 22%.
- In addition, the Group is the largest local shareholder in Coca-Cola Bottlers of Turkey (CCBT), collectively holding 40% stake together with its parent, the Anadolu Group. CCBT also posted a significant sales volume growth as of end of 3Q 2002 at 10%.

INCOME STATEMENT (in trillion TRL)	3Q 2001	3Q 2002
GROSS SALES	**269.4**	**356.6**
Deductions from Sales	(83.6)	(112.1)
NET SALES	**185.8**	**244.6**
Cost of Goods Sold	(92.0)	(131.5)
GROSS PROFIT	**93.8**	**113.1**
Operating Expenses	(29.0)	(42.8)
OPERATING PROFIT	**64.8**	**70.3**
Income from Other Operations	45.9	31.5
Expenses from Other Operations	(12.8)	(8.1)
Financial Expenses, Net	(115.3)	(38.2)
PROFIT BEF. EXTRA. ITEMS & TAX	**(17.4)**	**55.5**
Extraordinary Income	0.3	0.5
Extraordinary Expenses & Losses	(0.2)	(11.5)
PROFIT BEFORE TAX	**(17.3)**	**44.5**
Tax	-	(15.6)
NET PROFIT	**(17.3)**	**28.9**
CASH OPERATING PROFIT*	**79.4**	**90.9**

* Cash Operating Profit comprises of operating profit, depreciation and other non-cash items up to operating profit.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63

Mr. Orhun Köstem
(Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63

FOR GENERAL RELEASE TO THE PUBLIC
NOVEMBER 4TH, 2002

BALANCE SHEET
(in trillion TRL)

	As of 30.09.2001	As of 30.09.2002
I. CURRENT ASSETS	**128.7**	**198.8**
A. Cash & Banks	12.9	24.3
B. Marketable Securities	0.2	0.3
C. Short Term Trade Receivables	56.2	112.3
D. Other Short Term Receivables	20.8	19.5
E. Inventories	34.8	38.4
F. Other Current Assets	3.8	4.1
II. LONG TERM ASSETS	**228.5**	**285.5**
A. Long Term Trade Receivables	6.5	9.2
B. Other Long Term Receivables	3.0	0.0
C. Long Term Financial Assets	137.3	168.7
D. Net Fixed Assets	79.2	103.3
E. Intangible Assets	0.4	0.6
F. Other Long Term Assets	2.0	3.7
TOTAL ASSETS	**357.2**	**484.3**
I. SHORT TERM LIABILITIES	**201.5**	**269.2**
A. Financial Debt	134.6	158.5
B. Trade Payables	33.1	47.6
C. Other Short Term Payables	19.9	22.2
D. Advances	0.0	0.0
E. Provisions	13.8	41.0
II. LONG TERM LIABILITIES	**50.8**	**48.9**
A. Financial Debt	34.7	25.3
B. Trade Payables	2.0	3.6
C. Other Long Term Payables	6.3	9.1
D. Term Advances	0.0	0.0
E. Provisions	7.8	10.8
III. SHAREHOLDER'S EQUITY	**104.9**	**166.3**
A. Paid-In Capital	50.2	50.2
B. Capital Committments	0.0	0.0
C. Share Premium	0.0	0.0
D. Revaluation Fund	58.1	87.0
E. Reserves	13.9	14.4
F. Current Year Income	0.0	28.9
G. Current Year Loss (-)	(17.3)	0.0
H. Accumulated Profit (Loss)	0.0	(14.2)
TOTAL LIABILITIES&SHAREHOLDER'S EQUITY	**357.2**	**484.3**

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63